2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON FOERSTER LLP

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August 20, 2015

BY EDGAR AND COURIER

Ms. Sonia Gupta Barros

Ms. Sara von Althann

Mr. Mark Rakip

Mr. Eric McPhee

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MedEquities Realty Trust, Inc.
Amendment No. 4 to Draft Registration Statement on Form S-11
Submitted July 30, 2015
CIK No. 0001616314

Dear Ms. Barros and Ms. von Althann and Messrs. Rakip and McPhee:

This letter is submitted on behalf of MedEquities Realty Trust, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 12, 2015 (the “Comment Letter”) with respect to the Company’s Amendment No. 4 to the draft Registration Statement on Form S-11, which was submitted confidentially by the Company to the Commission on July 30, 2015 (“Amendment No. 4”). The Company is concurrently filing a Registration Statement on Form S-11 (the “Registration Statement”), which includes changes to Amendment No. 4 in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Registration Statement, which reflects all changes to Amendment No. 4.

For your convenience, the Staff’s comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following the comments. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 4, and page references in the responses below refer to the Registration Statement. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Registration Statement.

Prospectus Summary

Healthcare Facilities

Facility Type—Current Portfolio and Properties under Contract, page 3

1.     Please revise this table to include footnote disclosure regarding the Texas SNF Portfolio similar to the disclosure included in footnote 4 regarding Kearney Mesa.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure throughout the Registration Statement to redefine the Texas SNF Portfolio as the portfolio of nine skilled nursing facilities that the Company acquired on July 30, 2015 for an aggregate gross purchase price of $133.4 million. The tenth facility (Graham Oaks Care Center) that was part of the same purchase and sale agreement as the other nine facilities is disclosed separately as a property under contract throughout the Registration Statement because the closing for that facility is conditioned upon the receipt of certain consents that are pending. This situation is different than Kearny Mesa because Graham Oaks is part of a binding purchase and sale agreement whereas the Company has an exclusive option to purchase Kearny Mesa.

Furthermore, because the Company has already paid the refundable contingent consideration attributable to the Texas SNF Portfolio and is receiving rental payments based on the full purchase price, including the refundable contingent consideration, the gross purchase price and annualized base rent for the Texas SNF Portfolio in all tables in the Registration Statement reflect the amount of refundable contingent consideration paid. Therefore, the Company does not believe an explanatory footnote is necessary to an investor’s understanding of the disclosure in the tables. In contrast, because the earn-out for Kearny Mesa has not been earned or paid and the initial annualized base rent will be based on the initial $15.0 million purchase price, the purchase price and annualized base rent for Kearny Mesa in all tables in the Registration Statement do not reflect the $10.0 million earn-out. As such, the Company believes an explanatory footnote for Kearny Mesa is helpful to an investor’s understanding of the disclosure in the tables.

Use of Proceeds, page 62

2.     If any of the amounts to be repaid under your Credit Facility were incurred within one year, please revise your disclosure in this section to describe the use of such borrowings, or advise us why you do not believe this disclosure is material to investors. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure on page 63 to describe the use of borrowings under its secured credit facility in accordance with Item 504 of Regulation S-K.

Distribution Policy, page 63

3.     We note from your Contractual Obligations table on page 84 that you are obligated to fund certain tenant renovation and improvement allowances during the remainder of 2015. Please tell us why you have not considered these amounts in your calculation of cash available for distribution.

Response to Comment No. 3

The approximately $3.4 million in unfunded tenant renovation allowance, as reflected in the June 30, 2015 contractual obligations table, represents the remaining deferred purchase price in the purchase-leaseback transaction for the long-term acute care hospital in Kentfield, California. Company management has not included this item in the calculation of estimated cash available for distribution for the twelve months ending June 30, 2016 because this amount is part of the purchase price for the property and the rent due under the triple-net lease for the facility increases by 8.75% of the amounts funded as such amounts are funded by the Company under this obligation. The Company has updated the footnote to the contractual obligations for this item to discuss the increase in rents due under the triple-net lease as funds are expended. This arrangement is also disclosed elsewhere in the Registration Statement where this property is discussed.

The Company’s pro forma consolidated balance sheet as of June 30, 2015 and the adjustments to the pro forma consolidated statements of operations for the year ended December 31, 2014 and the six months ended June 30, 2015 already reflect the effects of funding the remaining obligation for the original $6.0 million tenant allowance, of which $1.5 million remained unfunded as of June 30, 2015. In all cases the adjustments to derive the pro forma amounts are assumed to have occurred on the first day of the first period presented, and cash available for distribution for the twelve months ending June 30, 2016 is determined using these consolidated pro forma financial statements. As a result, the Company has not included an additional adjustment for this funding obligation in the calculation of the cash available for distribution for the twelve months ending June 30, 2016.

In addition, to assist the Staff’s review of the Company’s distribution policy, attached hereto as Exhibit A is a draft of the table from the distribution policy section of the Registration Statement with dollar amounts for the adjustments made to arrive at the Company’s estimated cash flows from operating activities for the 12 months ending June 30, 2016. The adjustments are based on the Company’s expected portfolio as of the date of the Registration Statement and are subject to change. The pro forma net income amounts have not been provided because the Company has not yet determined its pro forma interest expense, which will depend on the size of the offering and the amount of net proceeds used to repay amounts outstanding under the Company’s secured revolving credit facility. The estimated annual distribution also is not included in Exhibit A because the Company has not yet determined that amount. All line items will be completed in a pre-effective amendment to the Registration Statement prior to distributing the preliminary prospectus to potential investors.

The Company respectfully believes that the proposed modifications to Amendment No. 4 made in the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1554.

Sincerely,

/s/ David P. Slotkin
David P. Slotkin

cc:	John W. McRoberts
William C. Harlan Jeffery C. Walraven
MedEquities Realty Trust, Inc.
Jay L. Bernstein
Jacob A. Farquharson
Clifford Chance US LLP
Andrew P. Campbell
Morrison & Foerster LLP

Exhibit A

The following table describes our pro forma net income attributable to common stockholders for the 12 months ended June 30, 2015, and the adjustments we have made to calculate our estimated cash available for distribution for the 12 months ending June 30, 2016 (dollars in thousands, except per share amounts):

Pro forma net income attributable to common stockholders for the twelve months ended December 31, 2014	$
Less: pro forma net income attributable to common stockholders for the six months ended June 30, 2014
Add: pro forma net income attributable to common stockholders for the six months ended June 30, 2015	$

Pro forma net income attributable to common stockholders for the twelve months ended June 30, 2015	$
Add: Pro forma real estate depreciation and amortization		13,038
Less: Pro forma real estate depreciation and amortization attributable to noncontrolling interest		(756)
Add: Net increases in contractual rental income (1)		67
Add: Amortization of deferred financing costs		1,824
Add: Non-cash stock-based compensation expense		1,168
Add: Effect of straight-line rent expense		169
Less: Estimated additional cash general and administrative expenses (2)		(2,704)
Less: Effect of straight-line rental income (3)		(8,613)
Add: Effect of straight-line rental income attributable to noncontrolling interest		2,583

Estimated cash flows from operating activities for the twelve months ending June 30, 2016

Estimated cash available for distribution for the twelve months ending June 30, 2016	$

Estimated annual distribution to common stockholders	$

Distribution ratio based on estimated cash available for distribution to common stockholders		%

(1)	Represents the net increases in contractual rental income from existing leases.
(2)	Estimated additional general and administrative expenses consisting of salaries and benefits, insurance, travel and other costs based on proposed arrangements and anticipated activity. We have estimated a level of general and administrative costs required to manage the Company as a public company and our portfolio, including but not limited to salaries and benefits, compliance costs with the Sarbanes-Oxley Act of 2002, and legal, audit and tax fees.
(3)	Represents the conversion of estimated rental revenues on in-place leases from generally accepted accounting principles basis to cash basis of recognition.